Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2009		2008		2007		2006		2005
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$315.7		$241.1		$341.7		$309.7		$325.6
Fixed charges	191.8		156.8		147.0		121.9		107.9

Earnings	$507.5		$397.9		$488.7		$431.6		$433.5

Fixed charges calculation:

Other interest expense including capital lease interest but excluding senior notes and hybrid notes	$0.8		$1.2		$1.4		$1.0		$1.1
Amortization of senior notes	17.6		17.6		17.5		17.5		17.5
Amortization of hybrid notes	21.2		21.0		12.4		—		—
Interest credited	145.6		110.7		108.8		97.7		84.0
Portion of rental expense representing an interest factor (1)	6.6		6.3		6.9		5.7		5.3

Total fixed charges	$191.8		$156.8		$147.0		$121.9		$107.9

Ratio of earnings to fixed charges	2.6	x	2.5	x	3.3	x	3.5	x	4.0	x

(1)	Interest portion of operating leases is assumed to be 28 percent.